The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 29, 2025

VIA EDGAR TRANSMISSION

Daniel Greenspan
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Mr. Greenspan:

The purpose of this letter is to respond to the oral comments provided to U.S. Bank Global Fund Services by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s post-effective amendment (“PEA”) No. 346 to its registration statement on Form N-1A that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on April 16, 2025. The sole purpose of PEA No. 346 was to change the investment objective and investment strategy of the US Treasury 30 Year Bond ETF, US Treasury 20 Year Bond ETF, US Treasury 10 Year Note ETF, US Treasury 7 Year Note ETF, US Treasury 5 Year Note ETF, US Treasury 3 Year Note ETF, US Treasury 2 Year Note ETF, US Treasury 12 Month Bill ETF, US Treasury 6 Month Bill ETF, and US Treasury 3 Month Bill ETF (together, the “US Treasury ETFs”), and F/m 6-Month Investment Grade Corporate Bond ETF, F/m 9-18 Month Investment Grade Corporate Bond ETF, F/m 2-Year Investment Grade Corporate Bond ETF, F/m 3-Year Investment Grade Corporate Bond ETF, F/m 5-Year Investment Grade Corporate Bond ETF, F/m 7-Year Investment Grade Corporate Bond ETF, F/m 10-Year Investment Grade Corporate Bond ETF, F/m 20-Year Investment Grade Corporate Bond ETF, F/m 30-Year Investment Grade Corporate Bond ETF, and F/m 15+ Year Investment Grade Corporate Bond ETF (together, the “Corporate Bond ETFs”) (each US Treasury ETF and Corporate Bond ETF a “Fund” and together, the “Funds”) in connection with the determination of F/m Investments LLC, the investment adviser to the Funds, to change each Fund’s underlying index from a suite of indices offered by ICE Data Services to a new suite of indices offered by Bloomberg Index Services Limited. Each of the Funds is passively managed and tracks the performance of an underlying index, and accordingly the change in underlying index for each Fund necessitated a corresponding change in its investment objective and investment strategy.

The Company will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

Furthermore, the Company notes that the names of the US Treasury ETFs are proposed to be redesignated as follows, by adding the word “F/m” to align with the naming convention of the other series of the Company managed by the Adviser:

Current Name	New Name
US Treasury 30 Year Bond ETF	F/m US Treasury 30 Year Bond ETF
US Treasury 20 Year Bond ETF	F/m US Treasury 20 Year Bond ETF
US Treasury 10 Year Note ETF	F/m US Treasury 10 Year Note ETF
US Treasury 7 Year Note ETF	F/m US Treasury 7 Year Note ETF
US Treasury 5 Year Note ETF	F/m US Treasury 5 Year Note ETF
US Treasury 3 Year Note ETF	F/m US Treasury 3 Year Note ETF
US Treasury 2 Year Note ETF	F/m US Treasury 2 Year Note ETF
US Treasury 12 Month Bill ETF	F/m US Treasury 12 Month Bill ETF
US Treasury 6 Month Bill ETF	F/m US Treasury 6 Month Bill ETF
US Treasury 3 Month Bill ETF	F/m US Treasury 3 Month Bill ETF

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 346. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS
Corporate Bond ETFs
US Treasury ETFs
Summary Section – Principal Investment Strategies
1. Comment: Please provide a supplemental response noting whether the change to the new benchmarks is anticipated to result in material costs to shareholders as a result of the repositioning of each Fund’s portfolio. If material costs are expected to be borne by the Funds, then please provide appropriate disclosure.

Response: The Company confirms that the change to the new benchmarks is not expected to result in material costs to shareholders.

Corporate Bond ETFs
Summary Section – Principal Investment Strategies
2. Comment: The fourth paragraph states that “The Fund may invest in securities of other affiliated and unaffiliated ETFs registered under the Investment Company Act of 1940, as amended, that invest primarily in Fund eligible investments (collectively, “Underlying Funds”) to the extent permitted by applicable law and subject to certain restrictions.” Please provide a supplemental response noting whether investing in other ETFs is consistent with a Corporate Bond ETF’s principal investment strategy to invest in investment grade corporate bonds.

Response: The Company confirms that investing in other affiliated and unaffiliated ETFs is consistent with the Corporate Bond ETFs’ principal investment strategy because the Corporate Bond ETFs invest in Underlying ETFs that invest primarily in Fund eligible investments, which are primarily investment grade corporate bonds, and in Underlying ETFs that invest in U.S. Treasury securities for cash management purposes.

Summary Section – Principal Investment Strategies – The Underlying Index and Parent Indices
3. Comment: The F/m 6-Month Investment Grade Corporate Bond ETF and F/m 9-18 Month Investment Grade Corporate Bond ETF each state that “[t]here are two Parent Indices with respect to the Underlying Index” for such Fund. Please consider revising the disclosure to clarify the relationship between each Parent Index and the Underlying Index. In addition, please add disclosure about the types of “screening rules” used in selection securities under the 144A Parent Index.

Response: The Company will clarify the relationship between each Parent Index and the Underlying Index and will add disclosure about the types of “screening rules” used in selecting securities under the 144A Parent Index in the Amended Registration Statement.

US Treasury ETFs
Summary Section – Principal Investment Strategies
4. Comment: As none of the US Treasury ETFs have the word “Index” as part of such Fund’s name, please consider revising each Fund’s 80% test to reflect that the Fund invests at least 80% of its net assets in the type of investment suggested by its name, rather than investing at least 80% of its net assets in the component securities of the Underlying Index. Alternatively, consider changing the name of each US Treasury ETF so that there is a link between its name and its 80% test.

Response: Respectfully, the Company notes that each US Treasury ETF normally invests at least 80% of its assets in securities that comprise the Underlying Index, which such securities are in each case solely the most recently issued US Treasury security of the maturity designated by the Underlying Index and the Fund’s 80% policy. Accordingly, each US Treasury ETF thereby normally invests at least 80% of its net assets in the type of investment suggested by its name, and as such no further disclosure is required.

STATEMENT OF ADDITIONAL INFORMATION
Corporate Bond ETFs
US Treasury ETFs
Investment Restrictions
5. Comment: Please supplementally explain why the “concentration” investment restriction differs between the Corporate Bond ETFs and the US Treasury ETFs.

Response: The  “concentration” investment restriction differs between the Corporate Bond ETFs and the US Treasury ETFs because the Corporate Bond ETFs invest in securities of issuers in various industries, while the US Treasury ETFs only invest in securities issued by the U.S. government.  Each Corporate Bond ETF will concentrate to approximately the same extent as  its Underlying Index concentrates in the securities of a particular industry or group of related industries.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Chief Financial Officer, Chief operating Officer, and Secretary

cc:          Alexander Morris, F/m Investments LLC
Steven Plump, The RBB Fund, Inc.
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP
Gwendolyn Williamson, Faegre Drinker Biddle & Reath LLP